UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number:  001-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is the Operating and Financial Review for the three and six months ended June 30, 2011 and the unaudited condensed consolidated interim financial statements of Golar LNG Limited (the "Company") as of and for the three and six months ended June 30, 2011.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3ASR (File no. 333-175376), which was filed with the U.S. Securities and Exchange Commission on July 6, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED.

(Registrant)

Date: September 9, 2011	By:	/s/Brian Tienzo
	Name:	Brian Tienzo
	Title:	Chief Financial Officer Golar Management Ltd. (Principal Financial Officer)

Exhibit 99.1

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

Forward Looking Statements

This report contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of the Company. Although the Company believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, the Company cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: (i) inability of the Company to obtain financing for the new building vessels at all or on favorable terms; (ii) changes in demand; (iii) a material decline or prolonged weakness in rates for Liquefied Natural Gas, or LNG, carriers; (iv) political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; (v) changes in demand for natural gas generally or in particular regions; (vi) changes in the financial stability of our major customers; (vii) adoption of new rules and regulations applicable to LNG carriers and Floating Storage and Regasification Units, or FSRU's; (viii) actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU's to various ports; (ix) our inability to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG; (x) increases in costs including: crew wages, insurance, provisions, repairs and maintenance; (xi) changes in general domestic and international political conditions; (xii) the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; (xiii) our ability to timely complete our FSRU conversions; (xiv) failure of shipyards to comply with delivery schedules on a timely basis; and (xv) other factors listed from time to time in the reports and other documents that the Company files with or furnished to the Securities and Exchange Commission or Commission.

All forward-looking statements included in this report are made only as of the date of this report and the Company assumes no obligation to update any written or oral forward-looking statements made by it or on its behalf as a result of new information, future events or other factors.

Operating and Financial Review

Three Month Period Ended June 30, 2011 Compared with the Three Month Period Ended June 30, 2010

Vessels operations segment

The following table presents details of our vessel operations segments consolidated revenues and expense information for the three month periods ended June 30, 2011 compared to 2010:

	Three Months Ended June 30,
	2011	2010	Change	% Change
	(in thousands of $USD, except average daily TCE)
Operating revenue	73,968	55,668	18,300	33%
Vessel operating expenses	16,224	12,089	4,135	34%
Voyage expenses	819	10,002	(9,183)	(92%)
Administrative expenses	6,819	4,380	2,439	56%
Depreciation and amortization	17,449	16,158	1,291	8%
Interest income	324	983	(659)	(67%)
Interest expense	(6,873)	(8,203)	1,324	(16%)
Other financial items	(8,754)	(11,247)	2,493	(22%)
Income tax benefit (expense)	1,189	(449)	1,638
Equity in net earnings of investees	(540)	(323)	(217)
Net income (loss)	18,003	(5,542)	23,545
Non-controlling interest	(6,925)	(168)	(6,757)

TCE (1)	91,666	47,332

(1)	Time Charter Equivalents or TCE is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Operating revenues: Total operating revenues in the second quarter were $74.0 million, which compared to $55.7 million in the same period for 2010. The increase can primarily be explained by the commencement in May 2010 of the 10 year long-term charter with the Dubai Supply Authority, or DUSUP, for the Golar Freeze following its FSRU retrofitting. Accordingly, the Golar Freeze recognized a full quarter's revenue in 2011. In addition, the Company experienced an overall improvement in the charter rates and utilization rates for the Company's vessels trading on the spot market. Accordingly, this resulted in higher average TCEs, for the second quarter of 2011 of $91,666 compared to $47,332 in 2010.

Voyage expenses: Voyage expenses largely relate to fuel costs associated with commercial waiting time and vessel positioning costs which were down $9.2 million to $0.8 million in the second quarter from $10 million in the same period for 2010. The reduced level of voyage expenses was a result of the Company's vessels being on time charters or in lay up throughout Q2 2011 whereas, due to poor market conditions in the prior year, there were periods of off hire when the Company was liable for fuel costs.

Vessel operating expenses: The increase of $4.1 million in vessel operating expenses to $16.2 million for the second quarter of 2011 as compared to 2010 is primarily due to increased costs associated with vessels which were operational during the current quarter but not in the same period in 2010 as well as reactivation costs incurred for the Gimi in 2011 prior to the vessel entering the charter market. Operating costs have also increased due to the US dollar weakening against the Euro and thereby increasing the cost of crew remunerated in Euro's.

Administrative expenses: Administrative expenses have increased by $2.4 million to $6.8 million for the three months ended June 30, 2011 compared to the same period in 2010. This is primarily due to higher legal and professional fees resulting from lease terminations and the delisting of Golar LNG Energy Limited from the Oslo Axess as well as social security contributions being higher due to a greater number of shares options exercised during the second quarter of 2011 as compared to the same period in 2010.

 Depreciation and Amortization: Depreciation and amortization is in line with prior periods.

Interest income: Interest income decreased by $0.7 million to $0.3 million for the three months ended June 30, 2011 compared to the same period in 2010. This is due to the decline in lease deposit interest income, resulting principally from the release of the lease security deposit, in the form of a Letter of Credit ("LC"), in connection with the settlement of the five ships lease obligation at the end of 2010. Consequently there is no comparable LC deposit interest earned during 2011. In addition a portion of the decrease can be attributed to the decline in interest rates.

Interest expense: Interest expense decreased by $1.3 million to $6.9 million for the three months ended June 30, 2011 compared to the same period in 2010. This can largely be explained by the settlement of the five ship lease obligation at the end of 2010. A portion of the decrease can also be attributed to the effect of the decrease in interest rates.

Other financial items: Other financial items show a loss of $8.8 million and $11.2 million for the three months ended June 30, 2011 and 2010, respectively. This results principally from:

Net realized and unrealized gains (losses) on interest rate swap agreements: Net realized and unrealized gains (losses) on interest rate swaps increased to a loss of $9.0 million for the three months ended June 30, 2011, from a loss of $8.7 million for the same period in 2010, as set forth in the table below:

	Three months ended June 30
(in thousands of USD$)	2011	2010	Change	% Change

Unrealized (mark-to-market) losses	$(5,665)	$(5,369)	$296	5%
Realized (losses) –interest rate settlements	(3,373)	(3,287)	86	3%
	(9,038)	(8,656)	382	4%

In April 2011, we entered into new interest rate swap agreements with a notional value of $138.0 million, which accounted for $4.0 million of the loss in the three months ended June 30, 2011. However, we apply hedge accounting for certain of our interest rate swaps. Accordingly, a further $2.9 million and $6.7 million loss which would have otherwise been recognized in earnings in the three months ended June 30, 2011 and 2010, respectively has been accounted for as a change in other comprehensive income.

During the three months ended June 30, 2011 and 2010 a net loss was recognized of $0.1 million and $0.2 million respectively, in earnings relating to the ineffective portion of interest rate swap arrangements.

Net foreign exchange gains and loss on retranslation of lease related balances including the Golar Winter lease currency swap mark-to-market gain and losses: Foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations, the cash deposits securing these obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease. We incurred an unrealized net foreign exchange loss of $0.5 million and $1.3 million for the three months ended June 30, 2011 and 2010, respectively. The higher net foreign exchange loss for the three months ended June 30, 2010 is principally due to the difference between the retranslation of the Golar Winter lease and the fair value of the related currency swap.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies and our Brazilian subsidiary established in connection with our Petrobras long-term charters. The increase of $1.6 million from to a tax benefit for the three months ended June 30, 2011 when compared with a tax expense for the same period in 2010 is attributable to the amortisation of the tax arising on the five ships lease termination.

Net income: As a result of the foregoing, we earned net income of $18.0 million and net loss of $5.5 million for the three months ended June 30, 2011 and 2010, respectively.

Non-controlling interest: Non-controlling interest for the three months ended June 30, 2011 refers to the 40% interest in the Golar Mazo and 35% interest in Golar LNG Partners LP, listed on NASDAQ on April 13, 2011 and trades under the symbol "GMLP". For the three months ended June 30, 2010 the non-controlling interest also represented a 38% interest in Golar LNG Energy Limited, which has now delisted from the Oslo Axess as well as a 40% interest in the Golar Mazo.

LNG trading commodity segment

The Company commenced a new LNG trading business through Golar Commodities Limited, its wholly-owned subsidiary, or Golar Commodities, in the third quarter of 2010. Accordingly, there is no comparative information for this segment for the three months ended June 30, 2010.

Three Months Ended June 30, 2011
(in thousands, $USD)
Administrative expenses	2,545
Depreciation and amortization	121
Other operating gains and losses	(8,681)
Interest expense	(118)
Other financial items	(234)
Net loss	(11,699)

The total loss for Golar Commodities in the second quarter amounts to $11.7 million, of which $2.5 million is included in administrative expenses, $0.5 million in financial expenses and $0.1 million in depreciation. The remaining $8.7 million represents trading losses, inclusive of unrealised mark-to-market valuation losses, as at the end of the quarter. All trades entered into to date have now been delivered.

Six Month Period Ended June 30, 2011 Compared with the Six Month Period Ended June 30, 2010

Vessels operations segment

	Six Months Ended June 30,
	2011	2010	Change	% Change
	(in thousands, $USD, except average daily TCE)
Operating revenue	141,455	109,003	32,452	30%
Vessel operating expenses	30,224	25,134	5,090	20%
Voyage expenses	4,663	20,594	(15,931)	(77%)
Administrative expenses	12,500	7,625	4,875	64%
Depreciation and amortization	34,697	31,961	2,736	8%
Interest income	762	2,414	(1,652)	(68%)
Interest expense	(14,181)	(16,037)	1,856	(12%)
Other financial items	(8,782)	(19,463)	10,681	(55%)
Income tax benefit (expense)	1,612	(900)	2,512
Equity in net earnings of investees	(1,229)	(724)	(505)
Net income (loss)	38,094	(9,601)	47,695
Non-controlling interest	(3,746)	1,139	(4,885)

TCE (1)	86,742	47,202

(1)	TCE is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Operating revenues: Total operating revenues increased by $32.4 million to $141.4 million for the six months ended June 30, 2011 compared to the same period in 2010. The increase can primarily be explained by the commencement in May 2010 of the 10 year long-term charter with the Dubai Supply Authority, or DUSUP, for the Golar Freeze following its FSRU retrofitting. In addition, the Company experienced an overall improvement in the charter rates and utilization rates for the Company's vessels trading on the spot market. Accordingly, this resulted in higher average TCEs, for the first half of 2011 of $86,742 compared to $47,202 in 2010.

Voyage expenses: Voyage expenses declined significantly year on year, down $15.9 million to $4.7 million from $20.6 million in 2010. The reduced level of voyage expenses was a result of the Company's vessels being on time charters or in lay up throughout 2011 whereas, due to poor market conditions in the prior year, there were periods of off hire when the Company was liable for fuel costs.

Vessel operating expenses: The increase of $5.1 million in vessel operating expenses to $30.2 million for the first half of 2011 as compared to 2010 is primarily due to increased costs associated with vessels which were operational during the six months ended June 30, 2011 but not in the same period in 2010. In addition there was reactivation costs incurred in relation to mobilization of the Golar Gimi during 2011 but there was no comparable costs in 2010.

Administrative expenses: Administrative expenses have increased by $4.9 million to $12.5 million for the six months ended June 30, 2011 compared to the same period in 2010. This is primarily due to higher legal and professional fees resulting from lease terminations and the delisting of Golar LNG Energy Limited from the Oslo Axess as well as social security contributions being higher due to a greater number of shares options exercised during the first half of 2011 as compared to the same period in 2010.

Depreciation and Amortization: Depreciation and amortization is in line with prior periods.

Interest income: Interest income decreased by $1.7 million to $0.8 million for the six months ended June 30, 2011 compared to the same period in 2010. This is due to the decline in lease deposit interest income, resulting principally from the release of the lease security deposit in connection with the settlement of the five ships lease obligation at the end of 2010. Consequently there is no comparable LC deposit interest earned during 2011. In addition a portion of the decrease can be attributed to the decline in interest rates.

Interest expense: Interest expense decreased by $1.9 million to $14.2 million for the six months ended June 30, 2011 compared to the same period in 2010. This can largely be explained by the settlement of the five ships lease obligation at the end of 2010. A portion of the decrease can also be attributed to the effect of the decrease in interest rates.

Other financial items: Other Financial items show a loss of $8.8 million and $19.5 million for the six months ended June 30, 2011 and 2010, respectively. This results principally from:

Net realized and unrealized gains (losses) on interest rate swap agreements: Net realized and unrealized gains (losses) on interest rate swaps decreased to a loss of $8.6 million for the six months ended June 30, 2011, from a loss of $14.4 million for the same period in 2010, as set forth in the table below:

	Six months ended June 30
(in thousands of $)	2011	2010	Change	% Change

Unrealized (mark-to-market) losses	$(2,034)	$(7,839)	$(5,805)	(74%)
Realized (losses) –interest rate settlements	(6,592)	(6,575)	17	-%
	(8,626)	(14,414)	(5,788)	(40%)

In April 2011, we entered into new interest rate swap agreements with a notional value of $138.0 million, which accounted for $4.0 million of the loss in the six months ended June 30, 2011. However, we apply hedge accounting for certain of our interest rate swaps. Accordingly, a further $0.4 million gain and $10.2 million loss which would have otherwise been recognized in earnings in the six months ended June 30, 2011 and 2010, respectively has been accounted for as a change in other comprehensive income.

During the six months ended June 30, 2011 and 2010 a net loss was recognized of $0.3 million and $0.2 million respectively, in earnings relating to the ineffective portion of interest rate swap arrangements.

Net foreign exchange gains and loss on retranslation of lease related balances including the Golar Winter lease currency swap mark-to-market gain and losses: Foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations, the cash deposits securing these obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease. We incurred an unrealized net foreign exchange loss of $0.2 million and $2.0 million for the six months ended June 30, 2011 and 2010, respectively. The higher net foreign exchange loss for the six months ended June 30, 2010 is principally due to the difference between the retranslation of the Golar Winter lease and the fair value of the related currency swap.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies and our Brazilian subsidiary established in connection with our Petrobras long-term charters. The increase of $2.5m to a tax benefit for the six months ended June 30, 2011 when compared with a tax expense for the same period in 2010 is attributable to the amortisation of the tax benefits arising on the five ships lease termination.

Net income: As a result of the foregoing, we earned net income of $38.1 million and net loss of $9.6 million for the six months ended June 30, 2011 and 2010, respectively.

Non-controlling interest: Non-controlling interest for the six months ended June 30, 2011 refers to the 40% interest in the Golar Mazo and 35% interest in Golar LNG Partners LP. For the six months ended June 30, 2010 the non-controlling interest represented a 38% interest in Golar LNG Energy Limited, which has now delisted from the Oslo Axess as well as a 40% interest in the Golar Mazo.

LNG trading commodity segment

The Company commenced a new LNG trading business through Golar Commodities Limited, its wholly-owned subsidiary, or Golar Commodities, in the third quarter of 2010. Accordingly, there is no comparative information for this segment for the six months ended June 30, 2010.

Six Months Ended June 30, 2011
(in thousands, $ USD)
Administrative expenses	5,121
Depreciation and amortization	228
Other operating gains and losses	(12,267)
Net interest expense	(116)
Other financial items	(242)
Net loss	(17,974)

The total loss for Golar Commodities for the six months ended June 30, 2011 amounts to $18.0 million, of which $5.1 million is included in administrative expenses, $0.5 million in financial expenses and $0.2 million in depreciation. The remaining $12.3 million represents trading losses, inclusive of unrealised mark-to-market valuation losses, as at the end of the half year. All trades entered into to date have now been delivered.

Liquidity and Capital Resources

Liquidity and Cash Needs

Cash flow

Net cash generated from operating activities increased by $21.3 million to $26.1 million for the six months ended June 30, 2011 compared to $4.8 million for the same period in 2010. This was principally a result of the Golar Freeze earning a fully quarter's revenue operating as a FSRU in 2011, compared to the same period in 2010, when the vessel was still in the shipyard undergoing its FSRU conversion. In addition, the Company experienced an overall improvement in the charter rates and utilisation rates for the Company's vessels trading on the spot market resulting in the increase in net cash generated from operating activities.

Net cash used in investing activities was $172.1 million for the six months ended June 30, 2011, compared to $22.9 million for the same period in 2010. The increase of $149.2 million in the first half of 2011 was principally due to new build and vessel additions.

Net cash provided by financing activities was $130.2 million for the six months ended June 30, 2011, compared to $31.2 million for the same period in 2010. The increase of $99.0 million in the first half of 2011 was principally due to net proceeds received from the disposal of equity in Golar Partners and proceeds received from the exercise of share options offset by higher cash dividend payment and the acquisition of non-controlling interest in Golar Energy resulting in the delisting from the Oslo Axess.

Recent Developments

Dividends
The Board has decided to increase the quarterly dividend for the three months ended June 30, 2011 to $0.275 per share. The increase is a reflection of the solid improvement in the LNG shipping market over the last nine months. The Board has also taken account of the Company's large capital obligations when evaluating this increase in dividend. The record date for the dividend is September 13, 2011, ex-dividend date is September 9, 2011 and the dividend will be paid on or about September 27, 2011.

Acquisition of Golar LNG Energy ("Golar Energy")
As previously announced, the company increased its ownership of Golar Energy during the quarter from 61.1% to 99.6%. On June 3, 2011 a compulsory offer was made to acquire the remaining 0.4% resulting in the delisting of Golar Energy from Oslo Axess on July 4, 2011. Of the 92,333,112 Golar Energy shares acquired 70,315,792, were exchanged for newly issued Golar LNG shares where the seller received one newly-issued Golar LNG share for every 6.06 Golar Energy shares, increasing the Company's share capital by 11,603,253. The new Golar LNG shares were effectively issued for $30.30 per share and the total amount of new equity was correspondingly $352 million.  The remaining Golar Energy shares were acquired at a price of approximately $5 per share.

Golar LNG Partners LP ("Golar Partners")
As previously announced, in April 2011, the Company completed a public offering of 13.8 million common units (including 1.8 million units issued in respect of an over-allotment option) of its subsidiary, Golar Partners, which is listed on the NASDAQ stock exchange under the symbol "GMLP". As a result of the offering the Company's ownership of Golar Partners was reduced to approximately 65%. Golar Partners owns and operates a fleet of two LNG carriers and two FSRUs each under long-term charters. The 13.8 million units were priced at $22.50 per unit resulting in gross proceeds of $310.5 million. As part of the transaction the Company has agreed to offer to Golar Partners the right to acquire all its LNG carrier and FSRU assets that in the future obtain contracts of greater than 5 years. The Company expects to sell Golar Freeze and Khannur (both FSRU's with long-term contracts) to Golar Partners during 2011 and 2012 respectively as well as others assets as new long-term contracts are secured. Golar LNG owns as of August 17, 2011 26,074,577 Golar LNG Partners units which is unchanged from the initial public offering. The value of these shares as of August 16, 2011 was $674 million.

Newbuilding
As previously announced, the Company has entered into firm contracts to build six 160,000 m3 LNG carriers with Samsung Heavy Industries Co Ltd. Four vessels are to be delivered in 2013 and two in early 2014. The Company is also announcing that it has now added to its newbuilding programme with orders for two further LNG 160,000 m3 carriers and a 170,000 m3 FSRU, withal from Samsung. The LNG carriers will be delivered in 2014 and the FSRU in September of 2013. Proceeds from the Golar LNG Partners IPO and expected sale of Golar Freeze and Khannur to that entity will go towards financing the Company's newbuilding programme. The vessels contracting prices are seen as favourable in the current market. The total cost of all nine newbuildings amounts to approximately $1.8 billion. In line with the Company's other recently ordered vessels, these newbuilding contracts have been acquired from a Company affiliated to Golar's main shareholder, World Shipholding, based on the original contract price.

Financing
The payments of the newbuilding program are significantly back ended. The Board anticipates that a combination of new long-term charters and long–term debt financing combined with likely drop downs (being the sale of the vessels) to Golar LNG Partners will minimise the need for new equity for the newbuilding program..

In April 2011, the Company entered into a new $80 million revolving credit facility with a company related to its major shareholder, World Shipholding. This facility is now fully drawn and is scheduled to be repaid within the next 18 months.

Shares and options
In line with the share swap noted above for Golar Energy, 897,360 Golar LNG options were issued in the quarter. One Golar LNG option was issued for 6.06 Golar Energy option held by directors and employees at a strike price calculated to give the same intrinsic value to holders. Also during the quarter a total of 145,778 Golar LNG options were exercised. In connection with this, the Company issued 145,778 new shares. As at June 30, 2011, the total number of remaining Golar LNG options is 1,151,582 and the total number of shares outstanding in Golar excluding options is 79,947,731.

Gimi
The Gimi, which was previously in lay-up, commenced its re-activation in June and is expected to become available for chartering towards the end of August. The vessel is going through an extensive refitting program and is expected to be available for chartering by the beginning of September. The expenditure on the vessel has increased to $20 million. Part of this increase is related to increasing the longevity of the vessel and its ability to perform under long-term charters. The Company is currently in specific discussions with regard to both short and long-term employment for the vessel and is hopeful that a conclusion can be reached shortly.

The Board has observed a modest increase in operating and administrative expenses. Part of this has been linked to the set up of Golar Commodities and Golar Partners.

Risk Factors
The principal risks and uncertainties facing the Company are described in the Risk Factors section of the Annual Report and Form 20-F for the year ended December 31, 2010.  There are no material changes in those Risk Factors.

NON-GAAP measures

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire.  Under a time charter, the charterer pays substantially all of the vessel voyage related expenses.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.  Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE.

(in thousands of $USD except number of days and average daily TCE)	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Total operating revenues	73,968	55,668	141,455	109,003
Voyage expenses	(819)	(10,002)	(4,663)	(20,594)
	73,149	45,666	136,792	88,409
Calendar days less scheduled off-hire days	798	964	1,577	1,873
Average daily TCE	91,666	47,332	86,742	47,202

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

INCOME STATEMENT	2011	2011	2010	2010	2010
(in thousands of $)	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun	Jan-Dec
	unaudited	unaudited	unaudited	unaudited	audited

Operating revenues	73,968	141,455	55,668	109,003	244,045

Vessel operating expenses	16,224	30,224	12,089	25,134	52,910
Voyage and charterhire expenses	819	4,663	10,002	20,594	32,311
Administrative expenses	9,364	17,621	4,380	7,625	22,832
Depreciation and amortization	17,570	34,925	16,158	31,961	65,076
Impairment of long-term assets	-	-	-	-	4,500
Total operating expenses	43,977	87,433	42,629	85,314	177,629

Other operating gains and losses	(8,681)	(12,267)	-	-	(6,230)

Operating income	21,310	41,755	13,039	23,689	60,186

Gain on sale of available-for-sale-securities	-	541	658	1,420	4,196

Financial income (expenses)
Interest income	324	764	983	2,414	4,290
Interest expense	(6,991)	(14,299)	(8,203)	(16,037)	(32,654)
Other financial items	(8,988)	(9,024)	(11,247)	(19,463)	(38,597)
Net financial expenses	(15,655)	(22,559)	(18,467)	(33,086)	(66,961)

Income (loss) before taxes, equity in net earnings of associates and non-controlling interests	5,655	19,737	(4,770)	(7,977)	(2,579)
Taxes	1,189	1,612	(449)	(900)	(1,427)
Equity in net earnings of investees	(540)	(1,229)	(323)	(724)	(1,435)
Net income (loss)	6,304	20,120	(5,542)	(9,601)	(5,441)
Net (income) loss attributable to non-controlling interests	(6,925)	(4,393)	(168)	1,139	5,825
Net (loss) income attributable to Golar LNG Ltd	(621)	15,727	(5,710)	(8,462)	384

Basic & diluted earnings (loss) per share ($)	$(0.01)	$0.22	$(0.09)	$(0.13)	$0.01

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Statement of Comprehensive Income	2011	2011	2010	2010	2010
(in thousands of $)	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun	Jan - Dec
	unaudited	unaudited	unaudited	unaudited	audited

Net income (loss)	6,304	20,120	(5,542)	(9,601)	(5,441)

Other comprehensive (loss) income:
Losses associated with pensions	-	-	-	-	(95)
Unrealized losses on marketable securities	-	-	(2,438)	(9,955)	(9,942)
Unrealized net (loss)/gain on qualifying cash flow hedging instruments	(2,858)	400	(6,729)	(10,157)	(8,578)
Other comprehensive (loss) income	(2,858)	400	(9,167)	(20,112)	(18,615)
Comprehensive (loss) income	3,446	20,520	(14,709)	(29,713)	(24,056)

Comprehensive (loss) income attributable to:

Stockholders of Golar LNG Limited	(3,258)	15,887	(12,694)	(24,760)	(14,108)
Non-controlling interest	6,704	4,813	(2,015)	(4,953)	(9,948)
	3,446	20,520	(14,709)	(29,713)	(24,056)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

BALANCE SHEET
(in thousands of $)	2011 Jun-30	2010 Jun-30	2010 Dec-31
	unaudited	unaudited	audited

ASSETS
Short-term
Cash and cash equivalents	148,897	135,360	164,717
Restricted cash and short-term investments	34,291	43,162	21,815
Inventory	44,037	6,378	5,664
Other current assets	38,370	11,436	11,914
Amounts due from related parties	174	518	222
Long-term
Restricted cash	191,861	530,451	186,041
Equity in net assets of non-consolidated investees	19,270	20,648	20,276
Vessels and equipment, net	1,649,656	1,635,178	1,618,803
Newbuildings	117,322	-	-
Other long-term assets	33,639	42,865	48,320
Total assets	2,277,517	2,425,996	2,077,772

LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term
Short-term debt	23,600	-	-
Current portion of long-term debt	63,019	101,893	105,629
Current portion of capital lease obligations	5,949	19,317	5,766
Other current liabilities	202,805	132,932	135,323
Amounts due to related parties	305	431	438
Long-term
Long-term debt	694,722	732,750	691,549
Long-term capital lease obligations	410,951	748,188	406,109
Other long-term liabilities	113,107	74,827	133,636
Equity
Non-controlling interest	168,610	156,061	188,734
Stockholders' equity	594,449	459,597	410,588

Total liabilities and stockholders' equity	2,277,517	2,425,996	2,077,772

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

STATEMENT OF CASH FLOWS	2011	2011	2010	2010	2010
(in thousands of $)	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun	Jan-Dec
	unaudited	unaudited	unaudited	unaudited	audited

OPERATING ACTIVITIES
Net income (loss)	6,304	20,120	(5,542)	(9,601)	(5,441)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	17,570	34,925	16,158	31,961	65,076
Amortization of deferred tax benefits on intragroup transfer	(1,814)	(3,059)	-	-	-
Amortization of deferred charges	365	758	666	990	1,494
Loss on termination of financing arrangements	-	-	-	-	7,777
Undistributed net earnings of non-consolidated investee	540	1,229	323	724	1,435
Drydocking expenditure	(6,934)	(9,657)	(6,531)	(7,326)	(7,369)
Stock-based compensation	251	666	441	893	1,869
Gain on available-for-sale-securities	-	(541)	(658)	(1,420)	(4,196)
Change in market value of derivatives	(2,416)	(10,712)	-	-	-
Trade accounts receivable	(28,214)	(26,988)	1,355	830	(2,010)
Inventories	(10,113)	(38,347)	2,012	452	1,166
Prepaid expenses, accrued income and other assets	9,548	(2,876)	727	(4,686)	(17,629)
Amount due from/to related companies	(268)	(85)	72	410	713
Trade accounts payable	10,912	40,837	(11,546)	(16,063)	(7,221)
Accrued expenses	9,253	22,133	(1,079)	(1,824)	409
Interest element included in capital lease obligations	165	376	212	487	762
Unrealised foreign exchange loss/(gain)	268	5,357	(1,731)	(9,648)	(5,180)
Impairment of long-term assets	-	-	-	-	4,500
Change in operating assets and liabilities/other liabilities	(3,662)	(8,081)	9,012	18,601	15,555
Net cash provided by operating activities	1,755	26,055	3,891	4,780	51,710

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

STATEMENT OF CASH FLOWS (continued)	2011	2011	2010	2010	2010
(in thousands of $)	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun	Jan-Dec
	unaudited	unaudited	unaudited	unaudited	audited

INVESTING ACTIVITIES
Additions to vessels and equipment	(26,341)	(41,230)	(9,544)	(27,344)	(33,927)
Additions to newbuildings	(117,322)	(117,322)	-	-	-
Additions to unlisted investments	(92)	(222)	-	-	(469)
Net proceeds from sale of non-controlling investee	-	-	1,398	2,713	2,713
Proceeds from disposal of marketable securities	-	901	-	-	4,998
Restricted cash and short-term investments	(7,901)	(14,215)	5,269	1,754	391,421
Net cash provided by (used in) investing activities	(151,656)	(172,088)	(2,877)	(22,877)	364,736

FINANCING ACTIVITIES
Proceeds from short-term debt	23,600	23,600	-	-	-
Proceeds from long-term debt	35,120	35,123	125,000	125,000	125,000
Repayments of long-term capital lease obligation	(1,625)	(3,039)	(5,540)	(7,425)	(354,881)
Repayments of long-term debt	(51,277)	(74,558)	(59,058)	(72,583)	(110,037)
Cash dividends paid	(19,890)	(40,314)	(8,176)	(13,190)	(45,761)
Acquisition of non-controlling interest	(107,775)	(107,775)	-	-	(15,741)
Non-controlling interest dividend	-	(1,000)	-	(520)	(3,120)
Proceeds from exercise of options (including disposal of treasury shares)	4,159	10,381	-	-	2,985
Net proceeds from the disposal of equity in subsidiary	287,795	287,795	-	-	-
Proceeds from issuance of equity in subsidiaries to non-controlling interests	-	-	-	(56)	5,549
Proceeds from issuance of equity	-	-	-	-	3,304
Payments arising from exercise of warrants	-	-	-	-	18,742
Net cash provided by (used in) financing activities	170,107	130,213	52,226	31,226	(373,960)

Net increase/(decrease) in cash and cash equivalents	20,206	(15,820)	53,240	13,129	42,486
Cash and cash equivalents at beginning of period	128,691	164,717	82,120	122,231	122,231
Cash and cash equivalents at end of period	148,897	148,897	135,360	135,360	164,717

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

SECOND QUARTER CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive loss	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non- Controlling Interest	Total Stockholders Equity
Balance at December 31, 2010	67,808	(2,280)	100,285	200,000	(33,311)	78,086	410,588	188,734	599,322

Net income	-	-	-	-	-	15,727	15,727	4,393	20,120
Cash dividends	-	-	-	-	-	(40,315)	(40,315)	-	(40,315)
Grant of share options	-	-	666	-	-	-	666	-	666
Non-controlling interest dividend	-	-	-	-	-	-	-	(1,000)	(1,000)
Disposal of treasury shares	-	2,280	-	-	-	-	2,280	-	2,280
Incorporation costs write back	-	-	40	-	-	-	40	-	40
Exercise of share options	537	-	7,471	-	-	(2,641)	5,367	669	6,036
Acquisition of shares in non-controlling interest¹	11,603	-	4,113	-	1,378	-	17,094	(129,380)	(112,286)
Creation of non-controlling interest²	-	-	183,022	-	-	-	183,022	104,773	287,795
Other comprehensive (loss) income	-	-	-	-	(20)	-	(20)	421	401
Balance at June 30, 2011	79,948	-	295,597	200,000	(31,953)	50,857	594,449	168,610	763,059

The accompanying notes are an integral part of these condensed consolidated financial statements.

Footnote:

1.
In connection with the acquisition of the Golar Energy shares the company increased its ownership of Golar Energy during the quarter from 61.1% to 99.6%. On June 3, 2011 a compulsory offer was made to acquire the remaining 0.4% resulting in the delisting of Golar Energy from Oslo Axess on July 4, 2011. Of the 92,333,112 Golar Energy shares acquired 70,315,792 were exchanged for newly issued Golar LNG shares where the seller received one newly-issued Golar LNG share for every 6.06 Golar Energy shares, increasing the Company's share capital by 11,603,253 and additional paid in capital ("APIC") by $340.0 million. The new Golar LNG shares were effectively issued for $30.30 per share.  The remaining Golar Energy shares were acquired at a price of approximately $5 per share. As a result of these transactions non-controlling interest of $129.4 million was eliminated and the difference between the NCI and consideration paid was recognised as a reduction in APIC of $335.9 million.

2.
In April 2011, the Company completed a public offering of 13.8 million common units (including 1.8 million units issued in respect of an over-allotment option) of its subsidiary, Golar LNG Partners LP (Golar Partners), which is listed on the NASDAQ stock exchange under the symbol "GMLP". As a result of the offering the Company's ownership of Golar Partners was reduced to approximately 65%. The 13.8 million units were priced at $22.50 per unit resulting in gross proceeds of $310.5 million (net proceeds of $287.8 million).

Golar LNG Limited
Notes to Condensed Consolidated Interim Financial Statements

1.           GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited ("World Shipholding"), a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of June 30, 2011, World Shipholding owned 46.05% (December 31, 2010: 45.75%) of Golar.

2.           ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated interim financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements for the year December 31, 2010.

As explained in further detail in the Company's 2010 annual financial statements, certain amounts reported in prior periods have been reclassified to be consistent with the current quarters and years presentation. In the opinion of management these condensed consolidated interim financials include all adjustments, of a normal recurring nature, necessary for a fair statement.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2010.

3.           RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2010, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that changes the disclosure requirements for fair value measurements using significant unobservable inputs (Level 3). The updated guidance requires that Level 3 disclosures present information about purchases, sales, issuances and settlements on a gross basis.  The disclosure requirements for the treatment of purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The Company adopted the guidance in the first quarter of 2011, which did not have a material impact on the Company's consolidated financial statements.

In December 2010, the FASB amended guidance on business combinations which requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period.  The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period, and when comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period.  The guidance was effective for annual reporting periods beginning on or after December 15, 2010. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In April 2011, the FASB issued authoritative guidance to clarify when a modification or restructuring of a receivable constitutes a troubled debt restructuring. In evaluating whether such a modification or restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that two conditions exist: (1) the modification or restructuring constitutes a concession and (2) the debtor is experiencing financial difficulties. The guidance will be effective for our interim and annual reporting periods beginning after June 15, 2011. The adoption of this newly issued guidance is not expected to have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements. The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of fair value measurements using unobservable inputs (Level 3 in the fair value hierarchy), and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy (including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed). The guidance will be effective for our interim and annual reporting periods beginning after December 15, 2011. We are evaluating the impact of the adoption of this newly issued guidance but does not expect it to have a material impact on its consolidated financial statements.

In June 2011, the FASB amended guidance on the presentation of comprehensive income in financial statements.  The new guidance allows entities to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements, and removes the current option to report other comprehensive income and its components in the statement of changes in equity.  Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income.  The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company's evaluating the impact of the adoption of this guidance but does not expect it to have a material impact on its consolidated financial statements.

4.           EARNINGS PER SHARE

Basic earnings per share are calculated with reference to the weighted average number of common shares outstanding during the period.  Treasury shares are not included in the calculation.  The computation of diluted EPS for the six and three month periods ended June 30, 2011 and 2010 respectively, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2011	2010	2011	2010
Net (loss) income attributable to Golar LNG Ltd available to stockholders – basic and diluted	(621)	(5,710)	15,727	(8,462)
	(621)	(5,710)	15,727	(8,462)

 The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands of $) Basic earnings per share:
Weighted average number of shares	75,934	67,577	71,871	67,577
Weighted average number of treasury shares	-	(450)	(23)	(450)
Weighted average number of common shares outstanding	75,934	67,127	71,848	67,127

Diluted earnings per share:
Weighted average number of common shares outstanding	75,934	67,127	71,848	67,127
Effect of dilutive share options	-	-	236	-
Common stock and common stock equivalents	75,934	67,127	72,084	67,127

(Loss) earnings per share are as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Basic and Diluted	$(0.01)	$(0.09)	$0.22	$(0.13)

For the three month periods ended June 30, 2011 and June 30, 2010 and the six month period ended June 30, 2010, stock options representing rights to acquire common stock were excluded from the calculation of diluted loss or earnings per share because the effect was antidilutive.  Stock options are antidilutive when the exercise price of the stock option is greater than the average market price of the common stock or when the results from operations are a net loss.

5.           SEGMENTAL INFORMATION

The Company provides vessel operations on charters, including time charters and spot rentals, and trades in physical and future LNG contracts. Golar's reportable segments consist of the primary services it provides. Although Golar's segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on operating income. The accounting principles for the segments are the same as for the Company's consolidated financial statements.

The business is split into two segments based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. The Company operates in the following two segments:

•	Vessel Operations – The Company owns or leases, and subsequently charters out LNG vessels and FSRUs for fixed terms to customers.
•
LNG Trading – Provides physical and financial risk management in LNG and gas markets for its customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading

Prior to the creation of the LNG trading business in September 2010, the Company had not presented segmental information as it considered it operated in one reportable segment, the LNG vessel market. The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker.

The LNG trading segment is a distinguishable component of the Company from which it earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

	Three months ended June 30, 2011			Six months ended June 30, 2011
	Vessel operations	LNG Trading	Total	Vessel operations	LNG Trading	Total
Revenue from external customers	73,968	-	73,968	141,455	-	141,455

Vessel and voyage operating expenses	(17,043)	-	(17,043)	(34,887)	-	(34,887)
Administrative expenses	(6,819)	(2,545)	(9,364)	(12,500)	(5,121)	(17,621)
Depreciation and amortization	(17,449)	(121)	(17,570)	(34,697)	(228)	(34,925)

Other operating gains and losses	-	(8,681)	(8,681)	-	(12,267)	(12,267)

Operating income (loss)	32,657	(11,347)	21,310	59,371	(17,616)	41,755

Gain on sale of available-for-sale securities	-	-	-	541	-	541
Net financial expenses	(15,303)	(352)	(15,655)	(22,201)	(358)	(22,559)
Income taxes	1,189	-	1,189	1,612	-	1,612
Equity in net losses of investees	(540)	-	(540)	(1,229)	-	(1,229)

Net income (loss)	18,003	(11,699)	6,304	38,094	(17,974)	20,120
Non-controlling interests	(6,925)	-	(6,925)	(4,393)	-	(4,393)
Net income attributable to Golar LNG Ltd	11,078	(11,699)	(621)	33,701	(17,974)	15,727

Total assets	2,139,952	87,565¹	2,227,517	2,139,952	87,565¹	2,227,517

¹ LNG trading segment total assets include inventory of $36.0 million (December 2010: $nil) and a $32.3 million (December 2010: $nil) receivable which is shown in other current assets on the face of the balance sheet.

Revenues from external customers

The vast majority of the Company's Vessel Operations under time charters and in particular with three charterers, Petrobras, Dubai Supply Authority and Pertamina. Petrobras is a Brazilian energy company. Dubai Supply Authority, or DUSUP is a government entity which is the sole supplier of natural gas to the Emirate. Pertamina is the state-owned oil and gas company of Indonesia.  In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessels serve.  These routes can be worldwide.  Accordingly, the Company's management, including the chief operating decision maker, does not evaluate the Company's performance either according to customer or geographical region.

For the three and six months period ended June 30, 2011 and 2010, revenues from the following customers accounted for over 10% of the Company's consolidated revenues:

(in thousands of $)	Three months ended June 30, 2011		Three months ended June 30, 2010		Six months ended June 30, 2011		Six months ended June 30, 2010
Petrobras	23,611	32%	22,457	40%	46,010	33%	44,997	41%
DUSUP	11,364	15%	6,246	17%	23,144	16%	-	-
Pertamina	9,704	13%	9,326	11%	18,896	13%	18,415	17%
BG Group Plc	6,203	8%	5,829	10%	12,411	9%	12,423	11%

6.           DEBT

As of June 30, 2011 and December 31, 2010, the Company had total debt outstanding of $781.3 million and $797.2 million, respectively.

The Company's capital lease obligations as at June 30, 2011, and December 31, 2010, were $416.9 million and $411.9 million, respectively.

In April 2011, the Company entered into a new $80 million revolving credit facility with a company related to its major shareholder, World Shipholding. See note 8 for details.

In April 2011, the Company drew down an initial amount of $3.6 million with BNP Paribas and further $20.0 million in May 2011. The facility bears fixed rate of interest of 1.76% and 1.77% respectively. The entire loan was repaid in July 2011.

7.           FINANCIAL INSTRUMENTS

Interest rate risk management
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  The Company has entered into swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective hedge the interest rate exposure.  The Company does not hold or issue instruments for speculative or trading purposes.  The counterparties to such contracts are major banking and financial institutions.  Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however the Company does not anticipate non-performance by any of its counterparties.

The Company manages its debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates.  Effective October 1, 2008, the Company commenced hedge accounting for certain of its interest rate swap arrangements designated as cash flow hedges.  The net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective.  The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.

Foreign currency risk

The majority of the vessels' gross earnings are receivable in U.S. dollars.  The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company.  However, the Company incurs expenditure in other currencies.  Certain capital lease obligations and related restricted cash deposits of the Company are denominated in British Pounds.  There is a risk that currency fluctuations will have a negative effect on the value of the Company's cash flows

In addition, to limit the Company's exposure to foreign currency fluctuations from its obligations under its various FSRU conversion projects the Company enters into foreign currency forward contracts. The Company has not designated its foreign currency forward contracts as cash flow hedges for accounting purposes.

Fair values
The Company recognizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of the Company's financial instruments at June 30, 2011 and December 31, 2010 are as follows:

	Fair value	June 30, 2011		December 31, 2010
(in thousands of $)	Hierarchy	Carrying Value	Fair value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	148,897	148,987	164,717	164,717
Restricted cash and short-term investments	Level 1	226,152	226,152	207,856	207,856
Long-term unlisted investments (1)		7,347	N/a	7,347	N/a
Long-term debt – fixed (1)		-	-	10,000	10,000
Long-term debt – floating (1)		757,741	757,741	787,078	787,078
Short-term debt (1)		23,600	23,600	-	-
Obligations under capital leases (1)		416,900	416,900	411,875	411,875

Derivatives:
Commodity contracts asset (2)	Level 2	-	-	111	111
Commodity contracts liability (2), (3)	Level 3	514	514	-	-
Interest rate swaps liability (2)	Level 2	51,686	51,686	50,051	50,051
Foreign currency swaps liability (2)	Level 2	20,681	20,681	26,205	26,205

(1)	The fair value hierarchy is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

(2)	Derivative liability is captured within other current liabilities and derivative asset is captured within long-term assets on the balance sheet.

(3)	Level 3 Roll forward – Commodity trading:

(in thousands of $)
Opening balance – January 1, 2011	-
Total gains or losses for the period
Included in earnings (or changes in net assets)	(9,394)
Purchases, issue, sales and settlements
Purchases	(51,022)
Sales	60,930
Closing balance – June 30, 2011	514

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months.  The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

As at June 30, 2011, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investment in OLT–O were not recoverable.  Accordingly, the Company did not estimate the fair value of this investment as at June 30, 2011.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.

The estimated fair value for short-term debt is considered to be equal to the carrying value.

The estimated fair values of obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates which are reset on a quarterly basis.

The fair value of the Company's derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Company and its swap counterparties.

In April 2011, we entered into new interest rate swap agreements with a notional value of $138.0 million, which accounted for $4.0 million of the loss in the three months ended June 30, 2011.

Commodity contracts are measured at fair value with gains and losses recorded in the income statement within other operating gains and losses. Trading losses of $8.7 million and $12.3 million were recognized in the three and six month period ended June 30, 2011, respectively.

8.           RELATED PARTY TRANSACTIONS

Receivables (payables) from related parties:

(in thousands of $)	At Jun 30, 2011	At Dec 31, 2010
Frontline	(216)	(278)
Ship Finance	85	124
Seatankers	-	(62)
	(131)	(216)

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears.

Faraway Maritime Shipping Company, which is 60% owned by the Company and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $nil and $2.5 million during the three and six month period ended June 30, 2011, respectively and $nil and $1.3 million for the three and six months period ended June 30, 2010, respectively.

In April 2011, the Company entered into a new $80 million revolving credit facility with a company related to our major shareholder, World Shipholding. World Shipholding Limited is a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. The Company drew down an initial amount of $35 million in April 2011. The facility bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The facility is available until September 2013; all amounts due under the facility must be repaid by then.

In connection with the acquisition of the shares in its subsidiary, Golar Energy the Company increased its ownership of Golar Energy during the quarter from 61.1% to 99.6%. On June 3, 2011 a compulsory offer was made to acquire the remaining 0.4% resulting in the delisting of Golar Energy from Oslo Axess on July 4, 2011. Of the 92,333,112 Golar Energy shares acquired 70,315,792 were exchanged for newly issued Golar LNG shares where the seller received one newly-issued Golar LNG share for every 6.06 Golar Energy shares, increasing the Company's share capital by 11,603,253 and share premium by $340.0 million. The new Golar LNG shares were effectively issued for $30.30 per share.  The remaining Golar Energy shares were acquired at a price of $5 per share. As a result of this the non-controlling interest ("NCI") of $129.3 million was eliminated and the difference between the NCI and the consideration paid was recognized as a reduction in additional paid in capital of $335.9 million.

In April 2011, the Company completed a public offering of 13.8 million common units (including 1.8 million units issued in respect of an over-allotment option) of its subsidiary, Golar LNG Partners LP ("Golar Partners"), which is listed on the NASDAQ stock exchange under the symbol "GMLP". As a result of the offering the Company's ownership of Golar Partners was reduced to approximately 65%. The 13.8 million units were priced at $22.50 per unit resulting in gross proceeds of $310.5 million.

9.           OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)	At Jun 30, 2011	At Dec 31, 2010
Book value of vessels secured against long-term loans and capital leases	1,647,584	1,616,790

10.           SUBSEQUENT EVENTS

In connection with the Company's increased ownership of Golar Energy during the quarter, a compulsory offer was made to acquire the remaining 0.4% of the outstanding share of Golar Energy, resulting in the delisting of Golar Energy from Oslo Axess on July 4, 2011.

As mentioned earlier, in April 2011, the Company entered into a new $80 million revolving credit facility with a company related to its major shareholder, World Shipholding.  The Company drew down an initial amount of $35 million in April 2011 and a further $45 million in July 2011.  The facility is now fully utilized and secured.

In line with the Company's target dividend level and in conjunction with the Board's continuing review of its capital obligations, a cash dividend of $0.275 per share in respect of the second quarter of 2011 has been proposed. The record date for the dividend is September 13, 2011, ex-dividend date is September 9, 2011 and the dividend is expected to be paid on or about September 28, 2011.

Golar Partners which is 65% owned by the Company and 35% owned by non-controlling interests made a cash distribution totalling $13.3 million paid on August 12, 2011.

SK 03849 0004 1226071